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                                                            Exhibit (a)(1)(viii)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated April 30, 2001 (the "Offer to Purchase"), and the related Letter of Transmittal, and any amendments or supplements thereto, and is being made to all holders of Shares. Purchaser (as defined below) is not aware of any state or jurisdiction where the making of the Offer or the acceptance of the Shares is prohibited by any applicable law. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with such statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, Purchaser cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of Shares in any such state. In any jurisdiction where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.


         NOTICE OF OFFER TO PURCHASE FOR CASH ALL OUTSTANDING SHARES OF
                                  COMMON STOCK
                                       of
                                 DTM CORPORATION
                                       at
                               $5.80 NET PER SHARE
                                       by
                                TIGER DEALS, INC.
                     AN INDIRECT WHOLLY OWNED SUBSIDIARY OF
                             3D SYSTEMS CORPORATION

         Tiger Deals, Inc., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of 3D Systems Corporation, a Delaware corporation ("Parent"), is offering to purchase all of the issued and outstanding shares of Common Stock, par value $0.0002 per share (the "Shares"), of DTM Corporation, a Texas corporation (the "Company"), for $5.80 per Share (the "Offer Price"), net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which together, along with any amendments or supplements thereto, constitute the "Offer"). Shareholders who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes, if any, on the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker or bank should consult that institution as to whether it charges any service fees or commissions. Purchaser is offering to acquire all Shares as the first step in acquiring all of the outstanding capital stock of, and other securities and equity interest in, the Company. Following consummation of the Offer, Parent and Purchaser intend to effect the merger described below.

--------------------------------------------------------------------------------
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
         TIME, ON TUESDAY, MAY 29, 2001, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

     The Offer is being made pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of April 2, 2001, by and among the Company, Parent and Purchaser, pursuant to which, as soon as practicable after the completion of the Offer and satisfaction or waiver of all conditions to the Merger (as defined below), Purchaser will be merged with and into the Company and the Company will continue as the surviving corporation and will become an indirect wholly owned subsidiary of Parent (the "Merger"). At the effective time of the Merger (the "Effective Time"), each Share then outstanding (other than Shares held in treasury, by Parent, the Purchaser or any other subsidiary of Parent or by dissenting shareholders who have properly exercised their appraisal rights) will be canceled and converted into the right to receive the Offer Price in cash, payable to the holder thereof, without interest, less any required withholding taxes. If Purchaser, together with Parent, acquires, pursuant to the Offer, at least 67% of the then issued and outstanding Shares, which is a condition to closing the Offer, Purchaser will have sufficient voting power to approve the Merger without the approval of any other shareholders and intends to effect the Merger by a written consent of the shareholders. If Purchaser, together with Parent, acquires, pursuant to the Offer, at least 90% of the then issued and outstanding Shares, Purchaser intends to effect the Merger without a vote of the Company's shareholders pursuant to Article 5.03.G. of the Texas Business Corporation Act (a "Short-Form Merger").

     THE COMPANY'S BOARD OF DIRECTORS HAS (1) UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, (2) UNANIMOUSLY DETERMINED THAT THE MERGER IS ADVISABLE AND THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S SHAREHOLDERS, AND (3) UNANIMOUSLY RECOMMENDED THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     Simultaneously with entering into the Merger Agreement, Parent and Purchaser also entered into a Tender and Voting Agreement (the "Tender and Voting Agreement") with certain shareholders of the Company (each, a "Signatory Holder"), pursuant to which each Signatory Holder agreed to (a) tender all Shares owned by it or him in the Offer, and (b) vote all of its or his Shares in favor of the Merger Agreement and the Merger and against any alternative acquisition proposal. Together, the Signatory Holders, as of April 26, 2001, own approximately 52.6% of the outstanding Shares. According to the Company, as of April 26, 2001, there were 7,127,397 Shares issued and outstanding.

     The Offer is conditioned upon, among other things, the receipt by Parent of financing necessary to fund all of its financial obligations in connection with the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and there being validly tendered and not withdrawn prior to the Expiration Date (as defined below) that number of Shares which constitutes 67% of the outstanding Shares, on a fully diluted basis, on the date Shares are accepted for payment. As used herein, "fully diluted basis" means the number of Shares outstanding, together with
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The number of Shares which the Company may be required to issue pursuant to outstanding options or other obligations then currently exercisable into Shares. The Offer is also subject to other terms and conditions described in Section 1 of the Offer to Purchase.

     Hoak Breedlove Wesneski & Co. ("Hoak Breedlove"), the Company's financial advisor, has delivered to the Company its written opinion, dated April 2, 2001, that, as of that date and based on and subject to the assumptions and limitations described in the opinion, the cash consideration to be received by the Company's shareholders in the Offer and the Merger is fair, from a financial point of view, to those shareholders. A copy of the written opinion of Hoak Breedlove is contained in the Company's Solicitation/Recommendation Statement on
Schedule 14D-9 filed with the Securities and Exchange Commission in connection with the Offer, a copy of which is being furnished to the Company's shareholders concurrently with the Offer to Purchase.

     For purpose of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn if, as and when Purchaser gives oral or written notice to U.S. Stock Transfer Corporation (the "Depositary") of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering shareholders for the purpose of receiving payments from Purchaser and transmitting those payments to the tendering shareholders whose Shares have been accepted for payment. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation (as defined in the Offer to Purchase) with respect to) those Shares, (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase)), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when certificates for, or Book-Entry Confirmations with respect to, the Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price to be paid by Purchaser for the tendered Shares, regardless of any extension of the Offer or any delay in making such payment.Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date, unless such Shares were previously accepted for payment by Purchaser pursuant to the Offer.

     For a withdrawal to be effective, a written telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of those Shares, if different from the name of the person who tendered those Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary and unless those Shares have been tendered by an Eligible Institution (as defined in the Offer to Purchase), then, prior to the physical release of those certificates, the serial numbers shown on the particular certificates to be withdrawn must be submitted to the Depositary, and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless those Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry tender as set forth in Section 2 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC(as defined in the Offer to Purchase) to be credited with the withdrawn Shares and must otherwise comply with the DTC's procedures. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 2 of the Offer to Purchase.

     The term "Expiration Date" means 12:00 midnight, New York City time, on May 29, 2001, unless and until Purchaser, in accordance with the terms of the Merger Agreement, extends the period for which the Offer is open, in which event the term "Expiration Date" will mean the latest time and date on which the Offer, as so extended, expires.

     All questions as to the form and validity (including, without limitation, time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination shall be final and binding. None of Parent, Purchaser, the Depositary, Georgeson Shareholder Communications Inc. (the "Information Agent"), A.G. Edwards & Sons, Inc. (the "Dealer Manager") or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

     Subject to the terms and conditions of the Merger Agreement, Purchaser may extend the Expiration Date to allow for the satisfaction or waiver of unsatisfied and unwaived conditions, and under certain circumstances Purchaser has agreed to extend the Offer until June 29, 2001, if, at the then scheduled expiration date, all of the conditions to the Offer have not been satisfied or waived. In lieu of extension, Purchaser may elect to provide a "subsequent offering period" in accordance with Rule 14d-11 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Oral or written notice of any extension of the Expiration Date or the provision of a subsequent offering period would be given to the Depositary and a public announcement would be made by no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. During an extension, all Shares previously tendered and not withdrawn would remain subject to the Offer. During a subsequent offering period, shareholders would not be able to withdraw Shares previously tendered in the Offer and shareholders would not be able to withdraw Shares tendered during the subsequent offering period.

     The receipt by a shareholder of cash for Shares pursuant to the Offer and the Merger will be a taxable transaction for United States federal income tax purposes, and may also be a taxable transaction under applicable state, local or foreign tax laws. All shareholders are urged to consult with their own tax advisors as to the particular tax consequences to them of the Offer and the Merger.

     The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

     The Company has provided Purchaser with mailing labels containing the names and addresses of all record holders of Shares and with security position listings of Shares held in stock depositories, together with all other available listings and computer files containing names, addresses and security position listings of record holders and beneficial owners of Shares. The Offer to Purchase, the related Letter of Transmittal and other relevant documents will be mailed to record holders of Shares, will be provided (for subsequent transmittal to beneficial owners of Shares) to the brokers, dealers, commercial banks, trust companies and others whose names, or the names of whose nominees, appear on these lists and may be mailed directly to beneficial owners.

     THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.
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     Questions and requests for assistance or additional copies of the Offer to
Purchase, Letter of Transmittal and any other tender offer documents may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below, and copies will be furnished at Purchaser's expense. Purchaser will not pay fees to any broker or dealer or other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer.


                     The Information Agent for the Offer is:


                          [GEORGESON SHAREHOLDER LOGO]


                    Georgeson Shareholder Communications Inc.
                          17 State Street, 10th Floor
                            New York, New York 10004
              Brokers and Bankers Call Collect: (212) 440-9800 or
                   All Others Call Toll Free: (800) 223-2064

                      The Dealer Manager for the Offer is:


                           A.G. EDWARDS & SONS, INC.

                               One North Jefferson
                               St. Louis, MO 63103
                            Attention: Jose J. Juarez
                                 (866) 235-5185


April 30, 2001